January 31, 2020

Shanna Kuzdzal
Executive Vice President, General Counsel & Secretary
Allegiance Bancshares, Inc.
8847 West Sam Houston Parkway, N., Suite 200
Houston, TX 77040

       Re: Allegiance Bancshares, Inc.
           Registration Statement on Form S-3
           Filed January 27, 2020
           File No. 333-236103

Dear Ms. Kuzdzal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance